Exhibit 99.2

Enlivex Therapeutics Closes $16.75 Million Registered Direct Offering

Nes-Ziona, Israel, March 5, 2020 – Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced the closing of its previously announced registered direct offering to certain accredited and healthcare-focused institutional investors, including Armistice Capital, of an aggregate of 2,093,750 ordinary shares of the Company and warrants to purchase up to an aggregate of 2,093,750 ordinary shares at a combined purchase price of $8.00 per share and associated warrant, for aggregate gross proceeds of $16.75 million.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The warrants have an exercise price of $9.00 per ordinary share, an exercise period commencing immediately upon issuance and a term of two years from the issuance date.

As part of the offering, the Company agreed to a customary lock-up period of 75 days following the offering.

The Company intends to use the net proceeds from the offering for clinical, regulatory, manufacturing and research and development activities, potential acquisitions and in-licensing, as well as for working capital and other general corporate purposes.

A shelf registration statement on Form F-3 (File No. 333-232009) relating to the securities offered in the registered direct offering described above was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2019 and declared effective by the SEC on June 21, 2019. The offering was made only by means of the written prospectus and prospectus supplement that form a part of such shelf registration statement. A final prospectus supplement and the accompanying prospectus related to the offering has been filed with the SEC and may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein or any other securities, nor shall there be any sale of the securities described herein or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve an out of control immune system (e.g. Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding the anticipated use of the proceeds of the registered direct offering, expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; market and other conditions; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” contained in Enlivex’s most recently filed Annual Report on Form 20-F, as amended.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:

Shachar Shlosberger, CFO

Enlivex Therapeutics Ltd.

shachar@enlivex-pharm.com